UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934



                       For the month of December, 2006

                          SPIRENT COMMUNICATIONS plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





Spirent Communications plc
11 December 2006



                         SPIRENT COMMUNICATIONS PLC

       Circular available for inspection at the FSA's document viewing facility

Spirent Communications plc announces that, in accordance with Listing Rule 9.6.1, it has forwarded to the Financial Services Authority copies of its shareholder circular dated 11 December 2006 (the 'Circular') setting out the reasons why shareholders should be voting against the resolutions at the forthcoming extraordinary general meeting requisitioned by a nominee on behalf of funds managed by Sherborne Investors GP, LLC, Artemis Investment Management Limited and Credit Suisse Asset Management Limited to be held on 22 December 2006.

The Circular will shortly be available for inspection at the document viewing facility, which is situated at:

UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel: (0) 20 7676 1000

END



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______MICHAEL ANSCOMBE______

                                                     (Registrant)

Date: 11 December, 2006                        By   ____/s/ Michael Anscombe____

                                                    (Signature)*